EXHIBIT 21.1

Subsidiaries of J.Crew Group, Inc.

Name of Subsidiary	State of Incorporation	Name under which Subsidiary Does Business
J.Crew Operating Corp.	Delaware	J.Crew Operating Corp.
J.Crew Inc.	Delaware	J.Crew Inc.
Grace Holmes, Inc.	Delaware	J.Crew Retail Stores
H.F.D. No. 55, Inc.	Delaware	J.Crew Factory Stores
Madewell, Inc.	Delaware	Madewell Retail Stores
J.Crew Virginia, Inc.	Virginia	J.Crew Virginia, Inc.
J.Crew International, Inc.	Delaware	J.Crew International, Inc.
C&W Outlet, Inc.*	New York	C&W Outlet, Inc.
ERL, Inc.*	New Jersey	ERL, Inc.

*	Inactive subsidiary